Via EDGAR Transmission

April 5, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 21, 2023

File No. 333-268561

Ladies and Gentlemen:

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2023, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on February 21, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No.2 to Form S-1 filed February 21, 2023

Prospectus Summary, page 5

1.  We note your response to our prior comment 2; however, it remains unclear whether regulatory approval is required for your components at this stage and what steps need to be undertaken before distribution, marketing and sales of CHASIS and MAGA may commence. Please revise your disclosure in both the Summary and Business sections to set out the regulatory regime applicable to your current products so investors may understand how proceeds of the offering will be used and what steps remain prior to commercialization and revenue generation. In this regard, we note your Use of Proceeds disclosure reflects marketing and sales if 50% or more of the offered shares are sold, implying that no regulatory approvals are required at this stage. However, we also note your statement on page 32 that the formula developed by Ipax LLC is designed as a feed additive and "might be a subject of regulation by FDA in the section 'Animal & Veterinary' as animal food & feeds." To the extent you have not determined whether your components are regulated by the FDA, please so state and include risk factor disclosure regarding the implications of selling your components prior to receiving the necessary approvals.

Response:

The Company has revised the requested provision. Currently, regulatory approval is not required for the company's CHASIS & MAGA components as they are not intended for direct usage. Instead, the company plans to broaden its operations to include only distribution and marketing.

Government Regulation and further Product Approval…, page 33

2. We note your response to our prior comment 3, including your revised disclosure on page 6 regarding the registration certificates and Exhibits 99.6 and 99.7. Please revise your disclosure to include the correct exhibit numbers. Moreover, please explain how the claims contained therein were substantiated. Please also disclose within the prospectus the basis for the claims made.

Response:

The Company has updated the exhibit numbers through the Prospectus.

The State Service of Ukraine on Food Safety and Consumer Protection has granted approval for the registration certificates for CHASIS & MAGA components. The composition and pharmaceutical form of the components were created and thoroughly tested by our team at Ipax and certified by two eastern European countries, including the State Service of Ukraine on Food Safety and Consumer Protection.

The certificates serve as official approval for the use of the components in various industries and applications. Before submitting components for registration, extensive testing and analysis were conducted to ensure that they met all regulatory requirements and standards. This testing included quality control measures, as well as clinical trials to assess the safety and efficacy of our components in various settings.

After completing these tests, we submitted our components to the State Service of Ukraine on Food Safety and Consumer Protection for approval. This process involved a detailed review of the components by the State Service of Ukraine, including their composition, pharmaceutical form, and intended use. The State Service also reviewed testing data and supporting documentation to ensure that the components met all necessary regulatory requirements.

3. We note your response to our prior comment 4. Please expand your disclosure in the prospectus to include the substance of this response and include disclosure of any preclinical and/or clinical studies conducted by IPAX to date.

Response:

The Company has expanded the disclosure in the Prospectus. Before submitting an application to the State Service of Ukraine for Food Safety and Consumer Rights Protection, Ipax company tested MAGA & CHASIS components.

Overview…, page 29

Risk Factors , page 8

4. Please remove our prior comment 6 from your disclosure on page 14.

Response:

The Company has removed your prior comment 6 from the disclosure.

5. We note your response to our prior comment 7 and we reissue the comment. Please revise your disclosure to explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.

Response: The Company has revised the disclosure.

We will incur increased costs associated with, and our management will need …, page 13

Capitalization, page 25

6. Please revise the total capitalization amount in the table to account for the loan payable from related parties.

Response:

The Company has updated the information as of January 31, 2023.

Dilution, page 26

7. We note your response to comment 8. It is still unclear from your response how you calculated the $(3,629) of post offering net tangible book value as of October 31, 2022. Based upon your reported historical net tangible book value of $(11,629) as of October 31, 2022 and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, your post offering net tangible book value appears to be $5,371 at the 25% scenario. In this regard, please apply this methodology to the other scenarios presented as well or advise.

Response:

The Company has updated the methodology of calculation of post offering net tangible book value according to the financial statements as of January 31, 2023.

Item 17. Undertakings, page 58

8. We note your response to our prior comment 10 and we reissue the comment in part. Please clarify whether you believe Rule 415 applies to this offering, providing a detailed analysis in your response. In this regard we note that the Rule 415 box is not checked on the cover page of the filing but you have now included the undertakings required by Rule 415(a)(3).

Response:

The Company has updated the cover page.

Financial Statements

Statements of Changes in Stockholders Equity (Deficit)

For the Period from September 20, 2021 to April 30, 2022, page F-4

9.  Please remove the reference to July 31, 2022 period in the header to the audited Statements of Changes in Stockholders' Equity (Deficit) as this period is not presented in the financial statements nor was this period opined on by your auditors.

Response:

The Company has updated the information.

Statement of Cash Flows

For the Period Ended October 31, 2022, page F-5

10. We noted that you provided interim information for the three months ended October 31, 2022. Please revise to provide your statement of cash flows for the interim period up to the date of the balance sheet, which would be the six months ended October 31, 2022. Refer to Rule 8-03 of Regulation S-X.

Response:

The Company has updated the information for the three and nine months ended January 31, 2023.

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer and Director